Exhibit 99.1

Extraordinary General Meeting held on March 31, 2025 – Poll Results

Hong Kong, Shanghai, & Florham Park, NJ: Monday, March 31, 2025: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX:13) today announces that the ordinary resolution put to its Extraordinary General Meeting (“EGM”) held on March 31, 2025 was duly passed.

Reference is made to the notice of EGM dated March 14, 2025 and the circular to shareholders dated March 14, 2025 (the “Circular”) issued by the Company. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

The poll results of the ordinary resolution were as follows:

Ordinary Resolution	Number of Votes (%)*			Passed by Shareholders
	For	Against	Withheld#
To approve the transactions related to the sale and purchase of a total of 45% equity interest in Shanghai Hutchison Pharmaceuticals Limited under various agreements, and all actions by the Company and/or its subsidiaries pursuant or incidental to such transactions.^	475,229,253 (99.9745%)	121,270 (0.0255%)	1,670	Yes

* Percentages rounded to 4 decimal places.

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for or against a resolution.

^ The full text of the resolution is set out in the notice of EGM dated March 14, 2025.

Notes:

(1)	Except for Ms Ling YANG who had prior overseas commitments and was unable to attend the EGM, all directors of the Company, namely Dr Dan ELDAR, Dr Weiguo SU, Mr CHENG Chig Fung, Johnny, Ms Edith SHIH, Mr Paul Rutherford CARTER, Dr Renu BHATIA, Dr Chaohong HU, Mr Graeme Allan JACK, Professor MOK Shu Kam, Tony and Mr WONG Tak Wai, attended the EGM, either in person or by means of electronic facilities.

(2)	Number of shares entitling the holders to attend and vote on the resolution at the EGM: 871,601,095 shares.

(3)	Number of shares entitling the holders to attend and abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the EGM: Nil.

(4)	Number of shares for holders required under the Listing Rules to abstain from voting at the EGM: Nil.

(5)	The scrutineer for the poll at the EGM was Computershare Investor Services (Jersey) Limited, the Principal Share Registrar of the Company.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. Іt is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500